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                              May 15, 2024

       Mihir Shah
       Chief Financial Officer
       Oncology Institute, Inc.
       18000 Studebaker Road, Suite 800
       Cerritos , California 90703

                                                        Re: Oncology Institute,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed March 28,
2024
                                                            File No. 001-39248

       Dear Mihir Shah:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Exhibits 31

   1.                                                   We note the Rule 13a
14(a)/15d   14(a) certifications included in Exhibits 31
                                                        omit paragraph 4(b),
which refers to the design of internal control over financial reporting.
                                                        Please amend your Form
10-K to include certifications containing the language precisely as set forth in Item
601(b)(31)(i) of Regulation S-K. Your amendment may include the cover page, explanatory
note, signature page, and paragraphs 1, 2, 4 and 5 of the
                                                        certification. Refer to
Question 246.13 of the Regulation S-K C&DIs for guidance.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mihir Shah
Oncology Institute, Inc.
May 15, 2024
Page 2

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.



                                                        Sincerely,
FirstName LastNameMihir Shah
                                                        Division of Corporation
Finance
Comapany NameOncology Institute, Inc.
                                                        Office of Industrial
Applications and
May 15, 2024 Page 2                                     Services
FirstName LastName